CAPE COD CELLARS INC
Profit and Loss
January-December 2021

Particulars	Total
Income	
4110 Sales of Product Income	109,687.00
4120 Wine Sales Revenue	-
4125 Royalty Revenue	
4130 Apparel Royalty Revenue	301.36
4135 Wine Royalty Revenue	2,034.41
Total 4125 Royalty Revenue	**2,335.77**
Total Income	**112,022.77**
Cost of Goods Sold	
5100 Cost of Goods Sold	78,042.42
Total Cost of Goods Sold	**78,042.42**
Gross Profit	**33,980.35**
Expenses	
6100 Accouting Fees	2,323.00
6105 Administration Expense	2,061.00
6110 Auto Expenses	2,046.22
6115 Bank Service Charges	1,030.33
6120 Distributor Support	2,506.57
6125 Donation	100.00
6130 Fund Raising	2,229.68
6145 Lodging - Travel	14,969.57
6150 Marketing	55,644.83
6155 Office & Store Rent	12.97
6160 Office	1,889.71
6165 Product Development	25,694.58
6170 Professional Fees	46,006.92
6175 Revenue Share	-
6180 Settlement - Distributor	-
6185 Shipping	1,684.41
6195 Subscription	1,086.55
6200 Telephone	1,845.02
6205 Travel	13,871.56
6210 Legal Fees	17,075.00
6215 Meals & Entertainment	956.33
6220 Website & Software	311.85
6230 Transportation	120.00
Total Expenses	**193,466.10**
Net Operating Income	**(159,485.75)**
Other Expenses	
8120 Other Miscellaneous Expense	567.00

Total Other Expenses	567.00
Net Other Income	(567.00)
Net Income	(160,052.75)

CAPE COD CELLARS INC
Balance Sheet
As of December 31, 2021

Particulars	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Of America Checking 4226	179,174.10
1010 Paypal	419.93
Total Bank Accounts	**179,594.03**
Other Current Assets	
1100 Apparel Inventory	5,119.00
1120 Due to / From Timothy	68.91
Total Other Current Assets	**5,187.91**
Total Current Assets	**184,781.94**
TOTAL ASSETS	**184,781.94**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
3000 Equity Investment	41,800.00
11/19/2021 Equity Investment	220,000.00
3005 04/29/2020 Equity Investment	55,000.00
3010 05/10/2021 Equity Investment	25,000.00
3015 05/14/2021 Equity Investment	50,000.00
Total 3000 Equity Investment	**391,800.00**
3020 Opening Balance Equity	(10.66)
3025 Retained Earnings	(46,954.65)
Net Income	(160,052.75)
Total Equity	**184,781.94**
TOTAL LIABILITIES AND EQUITY	**184,781.94**

CAPE COD CELLARS INC
Statement of Cash Flows
January - December 2021

Particulars	Total
OPERATING ACTIVITIES	
Net Income	(160,052.75)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Apparel Inventory	(119.00)
1120 Due to / From Timothy	(68.91)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(187.91)**
Net cash provided by operating activities	**(160,240.66)**
FINANCING ACTIVITIES	
3000 Equity Investment	40,800.00
3010 Equity Investment:05/10/2021 Equity Investment	25,000.00
3015 Equity Investment:05/14/2021 Equity Investment	50,000.00
Equity Investment:11/19/2021 Equity Investment	220,000.00
Net cash provided by financing activities	**335,800.00**
Net cash increase for period	**175,559.34**
Cash at beginning of period	4,034.69
Cash at end of period	**179,594.03**